NO ACT

PE
12/21/2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025383

January 5, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-5-12

Paul M. Wilson
AT&T Inc.
pw2209@att.com

Re: AT&T Inc.
Incoming letter dated December 21, 2011

Dear Mr. Wilson:

This is in response to your letter dated December 21, 2011 concerning the shareholder proposal submitted to AT&T by the United Brotherhood of Carpenters Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
edurkin@carpenters.org

January 5, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 21, 2011

The proposal requests that the board audit review committee establish an "Audit Firm Rotation Policy" that requires that at least every seven years AT&T's audit firm rotate off the engagement for a minimum of three years.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(7), as relating to AT&T's ordinary business operations. In this regard, we note that the proposal relates to limiting the term of engagement of AT&T's independent auditors. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

at&t

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980
Email: pw2209@att.com

1934 Act/Rule 14a-8

December 21, 2011

BY E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Stockholder Proposal of United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

This letter and the material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 7, 2011, AT&T received a shareholder proposal and supporting statement (the "Proposal") submitted by United Brotherhood of Carpenters Pension Fund (the "Proponent") for inclusion in AT&T's 2012 proxy materials. A copy of the Proposal and related correspondence is attached hereto as Exhibit A. For the reasons stated below, AT&T intends to omit the Proposal from its 2012 proxy materials.

A copy of this letter and the attachments is being sent concurrently to the Proponent as notice of AT&T's intention to omit the Proposal from its 2012 proxy materials.

The Proposal requests that AT&T's Board Audit Review Committee establish an Audit Firm Rotation Policy. The Proposal states:

> Be it Resolved: That the shareholders of AT&T Inc. hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years.

AT&T believes that the Proposal may be omitted from its 2012 proxy materials pursuant to Rule 14a-8 (i)(7) because the Proposal deals with matters relating to AT&T's ordinary business operations.

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials shareholder proposals relating to the conduct of the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Securities and Exchange Commission's (the "Commission") Division of Corporation Finance staff (the "Staff") explained that the policy underlying the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual stockholders meeting." This general policy reflects two central considerations: (1) "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (2) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has long taken the position that proposals concerning the selection and engagement of the independent auditor are related to a company's ordinary business matters and are excludable under Rule 14a-8(i)(7). In addition, the Staff has consistently concurred with the exclusion of shareholder proposals requesting that a company implement a policy requiring the periodic rotation of its independent audit firm. For example, in several recent no-action letters involving proposals essentially identical to the Proposal, the Staff concurred that the proposals were excludable under Rule 14a-8(i)(7), as relating to the company's ordinary business operations (i.e., selection of a company's independent auditors or, more generally, management of the independent auditor's engagement). See *Deere & Company* (November 18, 2011, Recon. denied December 12, 2011), *Hewlett-Packard Company* (November 18, 2011, Recon. denied December 16, 2011), *The Walt Disney Company* (November 23, 2011), *Stanley Black & Decker* (December 15, 2011) and *U.S. Bancorp* (December 16, 2011).

We believe that the Proposal may be properly excluded from AT&T's 2012 proxy materials, as it was at Hewlett-Packard, Deere & Company, The Walt Disney Company, Stanley Black & Decker and U.S. Bancorp, because the subject matter of the Proposal relates to the selection and engagement of AT&T's independent auditors, which is a fundamental and complex matter that is inappropriate for shareholder action.

Recognizing that the selection of a company's independent auditor is an appropriate matter for a company's audit committee, the Sarbanes Oxley Act, the Exchange Act of 1933 (the "Exchange Act"), and the New York Stock Exchange ("NYSE") Listing Standards vest the authority to select and engage a company's independent auditors with the company's audit committee. Pursuant to these requirements, AT&T's Audit Committee charter provides that the Audit Committee "shall be directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditor employed by the Company for the purpose of preparing or issuing an audit report or performing other audit, review or attest services (including resolution of disagreements between management and the independent auditor regarding financial reporting). The independent auditor shall report directly to the Committee." AT&T's Audit Committee is solely responsible for the selection and retention of AT&T's independent auditor. This Proposal seeks to limit the Audit Committee's authority and its mandated responsibilities under Rule 10A-3 of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual by requiring the termination of its current independent auditor and the engagement of a new independent auditor after a maximum period of seven years.

The decision to retain a particular auditing firm as AT&T's independent auditor requires the consideration of many factors that shareholders would not be able to adequately assess on behalf of the AT&T. For example, some of the facts influencing the suitability and availability of independent auditing firms include: the reputation and integrity of the firms; the capabilities of such firms to competently audit AT&T (considering its geographic and operational scope); the quality of the engagement teams proposed to staff AT&T's audit; the firms' expertise in the various jurisdictions' accounting, auditing and regulatory standards applicable to AT&T; the firms' knowledge of AT&T's industry; the firms' relationships with AT&T's competitors; the firms' relationship with AT&T that could impair independence; and the performance of the current independent auditor in past audits of AT&T. The evaluation of these factors requires the Audit Committee to use its expertise and business judgment when determining if AT&T should retain its independent auditor. Given the many considerations involved in selecting an independent auditor, auditor retention is a complex matter in which shareholders, as a group, would not be in a position to make an informed judgment.

For the reasons stated above, we respectfully request that the Staff concur in our view that AT&T may omit the Proposal from its 2012 proxy materials pursuant to Rule 14a-8 (i)(7) because the Proposal deals with matters relating to AT&T's ordinary business operations. If you have any questions or need additional information, please contact me at (214) 757-7980.

Sincerely,

Paul M. Wilson

Paul M. Wilson
General Attorney

Enclosures

cc: Ed Durkin (By e-mail) (edurkin@carpenters.org)

EXHIBIT A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

RECEIVED
NOV 07 2011
CORPORATE
SECRETARY'S OFFICE

[SENT VIA OVERNIGHT DELIVERY AND FACSIMILE 214-746-2340]

November 4, 2011

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T Inc.
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

Dear Ms. Meuleman:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the AT&T Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to audit firm rotation, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 75,989 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Audit Firm Rotation Policy Proposal

Be it Resolved: That the shareholders of AT&T Inc. ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years.

Supporting Statement: Audit firm independence is fundamentally important to the integrity of the public company financial reporting system that underpins our nation's capital markets. In a system in which audit clients pay for-profit accounting firms to perform financial statement audits, every effort must be made to ensure accounting firm independence. One important reform to advance the independence, skepticism, and objectivity accounting firms have toward their audit clients is a mandatory auditor rotation requirement.

Information gathered on the current terms of engagement between audit firms and client corporations indicates that at the largest 500 companies based on market capitalization long-term auditor-client relationships are prevalent: for the largest 100 companies auditor tenure averages 28 years, while the average tenure at the 500 largest companies is 21 years. These long-term financial relationships result in the payment to the audit firm of hundreds of millions of dollars over the average period of engagement. According to its recent proxy statements, AT&T Inc. has paid its audit firm, Ernst & Young LLP, a total of $192,000,000 in total fees over the last 7 years alone.

Auditor independence is described by the Public Company Accounting Oversight Board (PCAOB), an organization established to set and monitor accounting standards and practices, as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." (PCAOB Release No. 2011-055, August 16, 2011). One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," which is "an attitude that includes a questioning mind and a critical assessment of audit evidence." PCAOB standards require an auditor to conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

Instances of systemic accounting fraud in the market have prompted various legislative and regulatory reforms to the audit process, including audit partner rotation requirements, limits on the non-audit services that can be provided by accounting firms to audit clients, and enhanced responsibilities for board audit committees. Despite these important reforms, recent PCAOB investigations often reveal "audit deficiencies that may be attributable to a failure to exercise the required professional skepticism and objectivity."

We believe that an important next step in improving the integrity of the public company audit system is to establish a mandatory audit firm rotation requirement of seven years. The periodic audit firm rotation by public company clients would limit long-term client-audit firm relationships that may compromise the independence of the audit firm's work.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

[SENT VIA FACSIMILE 214-746-2340]

November 9, 2011

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T Inc.
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

Re: Shareholder Proposal Record Letter

Dear Ms. Meuleman:

AmalgaTrust serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 75,989 shares of AT&T Inc. common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

November 14, 2011

BY UPS OVERNIGHT MAIL

United Brotherhood of Carpenters
101 Constitution Avenue, N.W.
Washington, D.C. 20001
Attn: Ed Durkin, Corporate Affairs Department

Dear Mr. Durkin:

On November 7, 2011, we received your letter dated November 4, 2011 submitting a stockholder proposal on behalf of United Brotherhood of Carpenters Pension Fund (the "Fund") to be considered at AT&T Inc.'s 2012 annual meeting of stockholders. We also received a letter from AmalgaTrust dated November 9, 2011.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of shares of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold the shares through the date of the annual meeting.

The Fund's name does not appear in our records as a registered stockholder. Therefore, in accordance with Rule 14a-8, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year.

To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.

If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Please note that, even if you satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy materials, it will not be voted on if the stockholder or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the meeting will be provided at a later time.

Sincerely,

Paul Wilson

Paul M. Wilson
General Attorney